Filed by TD Banknorth Inc.
(Commission File No.: 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached are the election form and letter of transmittal and related materials for Hudson United Bancorp shareholders in connection with the merger with TD Banknorth Inc.
***

[TD Banknorth Logo]
[Hudson United Bancorp Logo]
December 30, 2005
Dear Hudson United Shareholders:
     Thank you for your support toward completing the merger between TD Banknorth Inc. (“TD Banknorth”) and Hudson United Bancorp (“Hudson United”). We expect to receive required shareholder and regulatory approvals in the near future. Although we can make no assurances, we presently expect that the merger will become effective on or about January 31, 2006.
     Under the terms of the merger agreement, each Hudson United shareholder has the opportunity to elect to receive, subject to possible proration, for each share of Hudson United common stock that he or she owns, either:
(i) an amount in cash equal to the sum of (a) $21.07 and (b) 0.7247 times the average per share closing price of TD Banknorth common stock on the New York Stock Exchange (as reported by The Wall Street Journal) for the ten trading-day period ending on the fifth business day prior to completion of the merger (the “Average TD Banknorth Closing Price”); or
(ii) a number of shares of TD Banknorth common stock equal to the cash amount determined in (i) above divided by the Average TD Banknorth Closing Price.
As explained in more detail in the Joint Proxy Statement/Prospectus dated December 7, 2005, the elections of Hudson United shareholders may be subject to proration.
     All the documents necessary to complete your election are included in this package. Please review the following documents carefully:
(1)	The Election Form and Letter of Transmittal that enables you to make your stock or cash election and attach your Hudson United stock certificate(s), which includes a Substitute Form W-9 to certify your taxpayer identification/social security number.

(2)	An Instruction Sheet for completing the Substitute Form W-9.

(3)	A Notice of Guaranteed Delivery to be used if none of the procedures for delivering your Hudson United stock certificates can be completed on a timely basis.

(4)	Frequently Asked Questions.

(5)	A Return Envelope for mailing items to the Exchange Agent, Mellon Investor Services LLC.
     Please complete the Election Form and Letter of Transmittal, attach the stock certificate(s) representing the Hudson United shares covered by your election or a properly completed Notice of Guaranteed Delivery, and deliver these items to Mellon Investor Services LLC. The Election Form and Letter of Transmittal and stock certificate(s) or the Notice of Guaranteed Delivery must be received no later than the election deadline, which will be 5:00 p.m., New York City time, January 26, 2006.
     There is a limited period of time for you to deliver your Election Form and your stock certificate(s). Therefore, we encourage you to submit your Election Form and Hudson United stock certificate(s) promptly. If you fail to make a proper election by the election deadline for any of your Hudson United shares, you will lose your right to make an election, and you will receive TD Banknorth common stock for your Hudson United shares, subject to possible proration.
     Should you have any questions regarding the forms or the election process, please contact Mellon Investor Services LLC at 1-800-982-7650.

/s/ William J. Ryan	/s/ Kenneth T. Neilson

William J. Ryan	Kenneth T. Neilson
Chairman, President &	Chairman, President &
Chief Executive Officer	Chief Executive Officer
TD Banknorth Inc.	Hudson United Bancorp
     These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (“SEC”). Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus has been mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
     TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.
     These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the SEC for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

HUDSON UNITED BANCORP ELECTION FORM AND LETTER OF TRANSMITTAL
     Pursuant to the terms of the Agreement and Plan of Merger, as described and set forth in the Joint Proxy Statement/Prospectus dated December 7, 2005, upon consummation of the merger of Hudson United Bancorp (“Hudson United”) with and into TD Banknorth Inc. (“TD Banknorth”), each share of Hudson United will be converted into the right to receive TD Banknorth common stock, cash, or a combination of stock and cash. As a Hudson United stockholder, you are being given the opportunity to elect for each Hudson United share:
(i) an amount in cash equal to the sum of (a) $21.07 and (b) 0.7247 times the average per share closing price of TD Banknorth common stock on the New York Stock Exchange (as reported by The Wall Street Journal) for the 10 trading-day period ending on the 5th business day prior to completion of the merger (the “Average TD Banknorth Closing Price”) or
(ii) a number of shares of TD Banknorth common stock equal to the cash amount determined above divided by the “Average TD Banknorth Closing Price”.
Your election is subject to certain proration rules, as described in the Joint Proxy Statement/Prospectus.
1. Signature: This form must be signed by the registered holder(s) exactly as their name(s) appears on the certificate(s) or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith.

X
Signature of Stockholder	Date	Daytime Telephone #

X
Signature of Stockholder	Date	Daytime Telephone #
2. SUBSTITUTE FORM W-9
PLEASE CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER BY SIGNING BELOW.
If the Taxpayer ID Number printed above is INCORRECT OR if the space is BLANK write in the CORRECT number here.

Under penalties of perjury. I certify that:
1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
Signature:                                          Date:
     PLACE AN X IN ONE ELECTION BOX ONLY

3.	[ ]	All Cash Election Only	4. [ ]	All Stock Election Only

5.	[ ]	Mixed Election	(SHARES ELECTED FOR CASH)

			WHOLE SHARES	FRACTIONS

Note: Remaining shares are elected for stock

6.	[ ]	No Preference
PLEASE COMPLETE THE BACK IF YOU WOULD LIKE TO TRANSFER OWNERSHIP OR REQUEST SPECIAL MAILING.
You MUST return this form in the enclosed envelope to Mellon Investor Services to be received prior to Thursday, January 26, 2006 at 5:00 p.m. New York City Time.
If you do not instruct us by making an election, we will not make an election for you and you will be deemed to have elected to receive TD Banknorth common shares for your Hudson United shares, subject to possible proration.
INSTRUCTIONS FOR COMPLETING THE ELECTION FORM AND LETTER OF TRANSMITTAL
1. Sign, date and include your daytime telephone number in Box 1 and after completing all other applicable sections return this form and your stock certificates in the enclosed envelope.
2. PLEASE SIGN IN BOX 2 TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER if you are a U.S. Taxpayer. If the Taxpayer ID or Social Security Number is incorrect or blank, write the corrected number in Box 2 and sign to certify. Please note that Mellon Investor Services may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Social Security Number is not certified on our records. If you are a non — U.S. Taxpayer, please complete and return form W-8BEN.
3. If you are electing to receive all your shares in cash, please check this box only.
4. If you are electing to receive all your shares in stock, please check this box only.

5. If you are electing to receive your shares in both cash and stock, please check this box and indicate the number of shares you would like to elect for cash. The remaining shares will be elected for stock.
6. If you do not have a preference to receive your shares in cash or stock, please check this box only.
7. If you want your TD Banknorth stock, check for cash in lieu of fractional shares, and/or check for cash to be issued in another name, complete the Special Transfer Instructions in Box 7. Signature(s) in Box 7 must be medallion guaranteed.
8. Fill in Box 8 if mailing to a person other than the registered holder or to a different address.
If you cannot locate some or all of your stock certificates, please call American Stock Transfer & Trust Company at 1-800-937-5449.
HOW TO CONTACT MELLON INVESTOR SERVICES
By Telephone — 9 a.m. to 6 p.m. New York Time, Monday through Friday, except for bank holidays:
From within the U.S., Canada or Puerto Rico:

1-800-982-7650 (Toll Free)
From outside the U.S.:

1-201-680-6579 (Collect)
WHERE TO FORWARD YOUR TRANSMITTAL MATERIALS
By Mail:
Mellon Investor Services LLC
Attn: Reorganization Dept.
P.O. Box 3301
South Hackensack, NJ 07606
By Overnight Courier:
Mellon Investor Services LLC
Attn: Reorganization Dept.
480 Washington Boulevard
Mail Drop—Reorg
Jersey City, NJ 07310
By Hand:
Mellon Investor Services LLC
Attn: Reorganization Dept.
120 Broadway, 13th Floor
New York, NY 10271
7.	Special Transfer Instructions

If you want your TD Banknorth stock, check for cash in lieu of fractional shares, and/or check for cash to be issued in another name, fill in this section with the information for the new account name.
Signature Guarantee Medallion

Name (Please Print First, Middle & Last Name)	(Title of Officer Signing this Guarantee)

Address (Number and Street)	(Name of Guarantor-Please Print)

(City, State & Zip Code)	(Address of Guarantor Firm)

(Tax Identification or Social Security Number)

8.	Special Mailing Instructions
Fill in ONLY if mailing to someone other than that shown on the front of this Election Form or as instructed in Box 7.

Mail certificate(s) and check(s) to:

Name (Please Print First, Middle & Last Name

Address (Number and Street)

(City, State & Zip Code)

The TD Banknorth/Hudson United Merger
Frequently Asked Questions

1.	When will the merger be completed?
The companies presently expect that the merger will become effective on or about January 31, 2006. We expect to receive the required approvals of regulators and shareholders in the near future, but there can be no assurance that this will be the case or that the merger will become effective on or about January 31, 2006. The election deadline for Hudson United Bancorp (“Hudson United”) shareholders will be 5:00 p.m., New York City time, on January 26, 2006. If the election deadline changes, TD Banknorth Inc. (“TD Banknorth”) and Hudson United will provide information regarding the revised dates in a letter to Hudson United shareholders, in a press release, on their websites at www.td banknorth.com and www.hudsonunitedbank.com, and in a filing with the Securities and Exchange Commission. You may also obtain up-to-date information regarding the election deadline by calling Mellon Investor Services LLC at 1-800-982-7650.
2.	What will I receive in exchange for my Hudson United shares upon completion of the merger?
Each Hudson United shareholder has the opportunity to elect to receive, subject to possible proration, for each share of Hudson United common stock that he or she owns, either:
•	an amount in cash equal to the sum of (a) $21.07 and (b) 0.7247 times the average per share closing price of TD Banknorth common stock on the New York Stock Exchange (as reported by The Wall Street Journal) for the ten trading-day period ending on the fifth business day prior to completion of the merger (the “Average TD Banknorth Closing Price”) or
•	a number of shares of TD Banknorth common stock equal to the cash amount determined above divided by the Average TD Banknorth Closing Price.
See the Joint Proxy Statement/Prospectus, dated December 7, 2005, for a table showing a hypothetical range of Average TD Banknorth
Closing Prices and the corresponding merger consideration that you would receive if you elected to receive cash, on the one hand, or if you elected to receive stock, on the other hand, under the merger consideration formula.
3.	How do I make an election if I hold some of my shares through a broker or other nominee?
If you hold some of your shares through a broker or other nominee, only they can make an election for your shares in accordance with your instructions. Please instruct them how to exchange your shares by completing the election instructions you received from them.
4.	When is my Election Form due?
Your Election Form and your Hudson United stock certificate(s) must be submitted to the Exchange Agent, Mellon Investor Services LLC, by the election deadline, which is no later than 5:00 p.m., New York City time, on January 26, 2006. If you hold some of your shares through a broker or other nominee, you must return your election instructions to them in time for them to respond by the election deadline.
5.	Am I guaranteed to receive what I ask for on the Election Form?
No. As explained in more detail in the Joint Proxy Statement/Prospectus, dated December 7, 2005, the elections of Hudson United shareholders may be subject to proration.
Also, instead of issuing fractional shares, TD Banknorth will pay you cash for any fractional share interest based on the Average TD Banknorth Closing Price.
6.	What happens if I do not make an election or I miss the election deadline?
If you do not instruct us by making an election or you miss the election deadline, we will not make an election for you and your failure to make an election will have the same effect as if you elected to receive TD Banknorth common stock for your Hudson United shares, subject to possible proration.

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7.	I have received more than one set of election materials in connection with the election. Do I need to complete them all?
Yes. If you received more than one set of election materials, this indicates that you own stock in more than one manner or you own stock in more than one name. For example, you may have shares registered directly with Hudson United or be participating in the Hudson United Dividend Reinvestment Plan; you may own Hudson United shares through a third party, such as a broker or the administrator of an employee savings plan; or you may own shares in both single name and joint name. Each set of election materials you may receive is specific to the manner in which you own your Hudson United shares. Failure to complete one of the Election Forms means that no election will be made with respect to the shares to which that form applies.
8.	Will I have to pay taxes if my shares are exchanged for cash?
An exchange for cash will be treated as a taxable sale of your Hudson United stock. The tax consequences to you of the merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your Hudson United shares for cash. You can also refer to the description of tax consequences in the Joint Proxy Statement/ Prospectus, dated December 7, 2005 previously sent to you.
9.	Will I have to pay taxes if all of my shares are exchanged for TD Banknorth stock?
The exchange of all of your Hudson United shares for TD Banknorth shares will not result in a taxable gain or loss, except for cash received instead of fractional shares. (Of course, if you sell the TD Banknorth shares at a later date, it may result in a taxable gain or loss.) Because individual circumstances may differ, you should consult your tax advisor to determine the tax effect the exchange will have on you. You can also refer to the description of tax consequences in the Joint Proxy Statement/Prospectus dated December 7, 2005 previously sent to you.
10.	Will I be subject to backup withholding?
Each stockholder surrendering certificates representing shares of Hudson United common stock to the Exchange Agent is required to provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) on Substitute Form W-9, which is included in box 2 on the Election Form and Letter of Transmittal, and to indicate, if applicable, that such person is not subject to backup withholding. If such person is an individual, the TIN is his or her social security number. If the Exchange Agent is not provided with the correct TIN, such person may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, failure to provide the information on the form may subject such person to 28% federal income tax withholding on any payment. Exempt stockholders (including, among others, certain foreign individuals) are not subject to these backup withholding and reporting requirements and should write “Exempt” on the face of the Substitute Form W-9. However, such stockholders should also provide a TIN to avoid erroneous backup withholding.
11.	Will Hudson United stock continue to trade until the effective time of the merger?
Yes. Hudson United stock will continue to trade on the New York Stock Exchange during the election period and until the effective time of the merger. However, after your shares are sent to the Exchange Agent, you will not be able to trade them.
12.	What will I receive as future dividends if I elect to receive TD Banknorth common stock?
Your TD Banknorth shares will be eligible for any TD Banknorth dividends that are declared by the TD Banknorth Board of Directors. You can find information relating to TD Banknorth’s historical payment of dividends in the Joint Proxy Statement/ Prospectus, dated December 7, 2005, previously sent to you.
It is important to note that if you are entitled to receive TD Banknorth shares in the merger, you will not receive any TD Banknorth dividends until your Hudson United stock certificates are delivered to the Exchange Agent for exchange.

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13.	How long will it take to receive cash or TD Banknorth shares after the merger effective date?
If the Exchange Agent receives a valid Election Form and your Hudson United stock certificate(s) by the election deadline, you will receive your cash or TD Banknorth shares within 10 business days after the effective date of the merger. If the Exchange Agent receives your Hudson United stock certificate(s) after the election deadline, the Exchange Agent should mail your cash or TD Banknorth shares within seven business days of receipt.
14.	What if I have lost my Hudson United stock certificate(s)?
You should contact Hudson United’s transfer agent, American Stock Transfer and Trust Company, as soon as possible at (800) 937-5449 to arrange for replacement of your lost certificates, which you will then need to submit with the Election Form and Letter of Transmittal. As there is a limited amount of time to accomplish this, please act quickly.
15.	What if my address has changed?
Either correct your address on the Election Form or submit your new address in writing with the Election Form and Letter of Transmittal.
16.	Can my cash or TD Banknorth shares be sent to an address other than the address on record?
Yes. Complete the Special Delivery Instructions section on the Election Form and Letter of Transmittal.
17.	Should I insure the Hudson United stock certificate(s) I mail for exchange?
We suggest that you return your Hudson United stock certificate(s) by Certified Return Receipt mail and insure the certificate(s) for one percent of the current market value of the shares, plus $200. If your shares are lost in the mail, you will be required to pay one percent of the current market value of the shares, plus a service fee of up to $200, to the Exchange Agent in order to receive your cash or TD Banknorth shares.
18.	Should I sign my Hudson United stock certificate(s) before returning them?
No. Your completed and signed Election Form and Letter of Transmittal will eliminate the need to sign your stock certificate(s).
19.	Should the signed Election Form and stock certificates be mailed in the same envelope?
Yes, attach your certificates to the signed Election Form and Letter of Transmittal.
20.	What happens to my shares held in the Hudson United Dividend Reinvestment Plan?
If you elect cash for all of your shares and there is no proration of cash, you will receive cash for all of your Hudson United shares, including shares held in your Hudson United Dividend Reinvestment Plan account. If you elect to receive TD Banknorth shares with respect to shares held in your Hudson United Dividend Reinvestment Plan account (or receive TD Banknorth shares in exchange for the Hudson United shares held in your Dividend Reinvestment Plan account as a result of a proration of cash elections), you will not be automatically enrolled in the TD Banknorth Investor Services Program and you will receive a Direct Registration Statement representing the TD Banknorth shares you received in exchange for your Hudson United Dividend Reinvestment Plan account shares. TD Banknorth will send you information on the TD Banknorth Investor Services Program, including information on how to enroll in the Program, following completion of the merger.
21.	What is the trading symbol for TD Banknorth common stock?
TD Banknorth common stock is listed on the New York Stock Exchange and the trading symbol is “BNK.”
22.	What if I never exchanged my shares I held in banks acquired by Hudson United?
You should contact Hudson United’s transfer agent, American Stock Transfer and Trust Company, as soon as possible at (800) 937-5449 to arrange for the exchange of your certificates into Hudson

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United Bancorp common stock, which you will then need to submit with the Election Form and Letter of Transmittal. As there is a limited amount of time to accomplish this, please act quickly.
23.	Who do I call if I have additional questions or need more information?
You may contact the Exchange Agent, Mellon Investor Services, directly at 1-800-982-7650.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (“SEC”). Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus has been mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the SEC for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

4

Notice of Guaranteed Delivery
Shares of Common Stock of Hudson United Bancorp
Pursuant to the Election Form and Letter of Transmittal
(Not to be Used For Signature Guarantees)
     This form or a facsimile copy must be used to guarantee delivery of shares of common stock of Hudson United Bancorp (“Hudson United”) to the Exchange Agent if certificates for shares of Hudson United common stock cannot be delivered to the Exchange Agent prior to 5:00 p.m., New York City time, on or prior to January 26, 2006 (the “Election Deadline”).
     This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent, Mellon Investor Services LLC, as follows.
By Regular Mail:
Mellon Investor Services LLC
Reorganization Department
Post Office Box 3301
South Hackensack, NJ 07606
By Hand Delivery:
Mellon Investor Services LLC
Reorganization Department
120 Broadway
13th Floor
New York, NY 10271
By Registered Insured Mail or Overnight Delivery
Mellon Investor Services LLC
Attn: Reorganization Dept
480 Washington Boulevard
Mail Drop-Reorg
Jersey City, NJ 07310
By Facsimile Transaction:
(201) 680-4626
Confirm Receipt of Facsimile by Telephone:
(201) 680-4860
     Delivery of this form to an address other than as set forth above or transmission of this form to a facsimile number other than as set forth above does not constitute valid delivery.
     This form is not to be used to guarantee signatures. If a signature on the Election Form and Letter of Transmittal is required to be guaranteed, the signature guarantee must appear in the applicable space provided in the signature box on the Election Form and Letter of Transmittal.

Notice of Guaranteed Delivery Form
     The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of shares of Hudson United common stock specified below pursuant to the guaranteed delivery procedures set forth below.

(Please type or print)
Certificate Nos. (if available):

Signature(s)

Date:

Number of shares of common stock (cash):
If shares will be delivered by book- entry transfer, fill in the applicable account number, below:

Number of shares of common stock (stock):	The Depository Trust Company

Name(s):	DTC Account Number:

Address:	Transaction Code Number:

Daytime Telephone Number:

GUARANTEED DELIVERY PROCEDURE
     In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by stock certificate(s) representing shares of Hudson United common stock currently held by you (or a properly completed Notice of Guaranteed Delivery), by the Election Deadline. Persons whose certificate(s) are not immediately available may make an election by having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States and submitting it, together with a duly completed Election Form and Letter of Transmittal, to the Exchange Agent by the Election Deadline. The validity of the election is subject to the condition that the certificate(s), the delivery of which is hereby guaranteed, are delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the third trading day after the Election Deadline (the “Guaranteed Delivery Deadline”), which is expected to be January 31, 2006.
     If the Exchange Agent does not RECEIVE a properly completed Election Form and Letter of Transmittal, accompanied by the necessary certificate(s), by the Election Deadline (unless a Notice of Guaranteed Delivery, accompanied by a properly completed Election Form and Letter of Transmittal, has been properly completed and delivery by the Election Deadline and certificate(s) described in the Notice of Guaranteed Delivery are RECEIVED by the Exchange Agent by the

Guaranteed Delivery Deadline), the shareholder will be deemed to have not properly made an election and the shareholder will receive merger consideration payable in respect of Non-Electing Shares as specified in the Joint Proxy Statement/Prospectus, dated December 7, 2005.
DELIVERY GUARANTEE
(NOT TO BE USED FOR A SIGNATURE GUARANTEE)
     THE UNDERSIGNED, A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY WHICH IS AN “ELIGIBLE GUARANTOR INSTITUTION,” AS SUCH TERM IS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT’S ACCOUNT AT THE DEPOSITORY TRUST COMPANY, NO LATER THAN THE GUARANTEED DELIVERY DEADLINE.
     The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the certificate(s) representing shares of Hudson United common stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Institution.
Authorized Signature: ________________________
Name: ____________________________________
Title: _____________________________________
Name of Firm:_______________________________
Address: __________________________________
Daytime Telephone Number:____________________
Date: _____________________________________
ELECTION INSTRUCTIONS
☐	Exchange all of my Hudson United shares for cash

☐	Exchange all of my Hudson United shares for TD Banknorth common stock.

☐	Exchange of my Hudson United shares for cash, and exchange the balance of my Hudson United shares for TD Banknorth common stock
If you do not instruct us by making an election, we will not make an election for you and you will be deemed to have elected to receive TD Banknorth common stock for your Hudson United shares, subject to possible proration.
If you have any questions, please contact Mellon Investor Services LLC directly at 1800-982-7650.